UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2020

Commission File Number 001-36535

GLOBANT S.A.

(Exact name of registrant as specified in its charter)

GLOBANT S.A.

(Translation of registrant's name into English)

37A Avenue J.F. Kennedy L-1855, Luxembourg Tel: + 352 20 30 15 96

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F
or Form 40-F:	☒ Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):	____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):	____

GLOBANT S.A.

FORM 6-K

On February 6, 2020, Globant, LLC (the “Borrower”), the U.S. subsidiary of Globant S.A. (the “Company”), entered into a Second Amended and Restated Credit Agreement (the “Second A&R Credit Agreement”), by and among certain financial institutions listed therein, as lenders (collectively, the “Lenders”), and HSBC Bank USA, National Association, as administrative agent (in such capacity, the “Administrative Agent”), issuing bank and swingline lender. The Second A&R Credit Agreement amends and restates the existing Amended and Restated Credit Agreement dated as of November 1, 2018, which provided for (i) a secured revolving credit facility under which the Borrower could borrow up to $150 million in advances, and (ii) a delayed-draw term loan facility under which the Borrower could borrow up to $50 million in a single borrowing on or prior to May 1, 2019. In addition, the Borrower could request increases of the maximum amount available under the revolving facility in an aggregate amount not to exceed $100 million.

Under the Second A&R Credit Agreement, the Borrower may borrow (i) up to $100 million in up to four borrowings on or prior to August 6, 2021 under a delayed-draw term loan facility and (ii) up to $250 million under a revolving credit facility. In addition, the Borrower may request increases of the maximum amount available under the revolving facility in an aggregate amount not to exceed $100 million. The maturity date of each of the facilities is February 5, 2025. Pursuant to the terms of the Second A&R Credit Agreement, interest on the loans extended thereunder shall accrue at a rate per annum equal to either (i) LIBOR plus 1.50%, or (ii) LIBOR plus 1.75%, determined based on the Borrower’s Maximum Total Leverage Ratio (as defined in the Second A&R Credit Agreement). The Borrower’s obligations under the Second A&R Credit Agreement are guaranteed by the Company and its subsidiary Globant España S.A., and are secured by substantially all of the Borrower’s now owned and after-acquired assets. The Second A&R Credit Agreement also contains certain customary negative and affirmative covenants.

The foregoing description of the Second A&R Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of such agreement, which is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Company’s registration statements on Form F-3 (File No. 333-225731) and on Form S-8 (File Nos. 333-201602, 333-211835 and 333-232022), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit 99.1	Second Amended and Restated Credit Agreement, dated February 6, 2020, by and among Globant, LLC, as borrower, HSBC Bank USA, National Association, Citibank N.A., BNP Paribas, BBVA USA, Truist Bank, US Bank National Association, Silicon Valley Bank, JPMorgan Chase Bank, N.A, Bank of America, N.A, as lenders, and HSBC Bank USA, N.A., as administrative agent, issuing bank and swingline lender.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBANT S.A.

By:	/s/ SOL MARIEL NOELLO
Name: Sol Mariel Noello
Title: General Counsel

Date: February 6, 2020